EXHIBIT 5.1






                                   June 22, 1995

Triarc Companies, Inc.
900 Third Avenue
New York, NY 10022

Ladies and Gentlemen:

     In connection with the Registration Statement on Form S-8 (the "Registration Statement") filed by Triarc Companies, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Act"), and the rules and regulations promulgated thereunder (the "Rules"), I have been requested to render my opinion in my capacity as Vice President and Assistant General Counsel and Assistant Secretary as to the legality of the shares of Class A Common Stock, par value $.10 per share (the "Common Stock"), of the Company to be registered thereunder. The shares to be registered under the Registration Statement consist of a maximum of 10,000,000 shares (the "Shares") of Class A Common Stock issuable (i) upon the exercise of certain stock options (the "Options"), (ii) as restricted shares of Class A Common Stock that are both restricted as to transferability and subject to a substantial risk of forfeiture, which in each case have been granted or which may be granted to selected officers, directors, key employees of and key consultants to the Company and its subsidiaries pursuant to the Company's 1993 Equity Participation Plan, as amended and restated to date (the "Plan"), and (iii) under the Plan to non-employee directors upon each such director's initial election and any reelection to the board of directors of the Company or pursuant to an election by such director to receive in Shares all or any portion of annual retainer fees and/or board of directors or committee meeting attendance fees that would otherwise be payable in cash, and stock appreciation rights granted in connection with the Options.

     In connection with this opinion, I have examined (i) the Registration Statement, (ii) an original, photocopy or conformed copy of the Plan, (iii) the Certificate of Incorporation and By-Laws of the Company, each as amended to date, and (iv) records of certain of the Company's corporate proceedings. In addition, I have made such other examinations of law and fact as I have considered necessary in order to form a basis for the opinion hereinafter expressed. In my examination of documents, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals, and the conformity to original documents of all documents submitted to me as photostatic, reproduced or conformed copies, and the authenticity of all such latter documents. As to certain matters of fact, I have relied on representations, statements or certificates of officers of the Company.

     Based on the foregoing, I am of the opinion that the Shares have been duly authorized for issuance and that such Shares, when issued and delivered by the Company and paid for in accordance with the terms and provisions of the Plan, will be validly issued, fully paid and nonassessable.


     My opinion expressed above is limited to the General Corporation Law of the State of Delaware. My opinion is also rendered only with respect to the laws and the rules, regulations and orders thereunder, which are in effect as of the date hereof. Please be advised that I am not admitted to practice in the State of Delaware. I consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, I do not hereby agree that I come within the category of persons whose consent is required by the Act or the Rules.


                                   Very truly yours,


                                   Irene B. Fisher

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